UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File No. 1-10466
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY 1999 EMPLOYEE STOCK PURCHASE PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The St. Joe Company 1999 Employee Stock Purchase Plan
Jacksonville, Florida
In our opinion, the accompanying statements of assets and the related statements of changes in assets present fairly, in all material respects, the assets of The St. Joe Company 1999 Employee Stock Purchase Plan (the Plan) at December 31, 2006 and 2005, and the changes in assets for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ Vestal & Wiler
Certified Public Accountants

Orlando, Florida
March 27, 2007

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF ASSETS
December 31, 2006 and 2005

	2006	2005
ASSETS:

Receivables:
Participant contributions	$41,208	$86,036
Employer contributions	15,942	15,057

Total receivables	57,150	101,093

Total assets	$57,150	$101,093

See notes to financial statements.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN ASSETS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Participant contributions	$1,233,065	$2,543,856	$2,264,698

Employer contributions	219,728	484,918	403,051

Less: Purchases of stock and transfers to employees	(1,482,608)	(3,083,119)	(2,595,086)

Less: Administrative expenses	(14,128)	(13,914)	(9,590)

NET (DECREASE) INCREASE	(43,943)	(68,259)	63,073

TOTAL ASSETS, beginning of year	101,093	169,352	106,279

TOTAL ASSETS, end of year	$57,150	$101,093	$169,352

See notes to financial statements.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

NOTE 1	DESCRIPTION OF PLAN

The following description of The St. Joe Company 1999 Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan’s provisions.

General - The Plan is an employee stock purchase plan that allows participants to acquire an ownership interest in The St. Joe Company’s (the Company) common stock (Stock) through payroll deductions. The participants’ monthly accumulated payroll deductions are used to purchase shares of Stock. The participant contributes 85% of the Stock’s fair market value. The Company contributes the difference between the 85% of fair market value and the actual purchase price of the Stock. Fair market value is the closing price on the last trading day of the month.

The Plan was approved by the Company’s Board of Directors on October 18, 1999. The Plan reserves 250,000 shares of Stock for original issuance by the Company, of which none have been issued. The Plan also permits the Company to purchase an unlimited number of shares of Stock on the open market. During the years ended December 31, 2006, 2005 and 2004, the Plan purchased 27,499, 43,278 and 61,609 shares, on the open market, respectively. At December 31, 2006, participants had accumulated payroll deductions to purchase 1,380 shares of Stock, which were purchased in January 2007.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

NOTE 1	DESCRIPTION OF PLAN — Continued

Eligibility and Participation - Substantially all employees of the Company are eligible to participate in the Plan upon meeting the minimum service requirements. Employees who have 5% or more of the total combined voting power or value of the Company’s Stock may not participate in the Plan. Also, a participant may not purchase shares of Stock with a fair market value in excess of $25,000 through the Plan during a calendar year.

Stock Purchases - Stock is purchased on the open market or in private transactions by AST Equity Plan Solutions (Wachovia Bank prior to 2006), the Plan custodian, on the Investment Date. The Investment Date is the monthly date, established by the Compensation Committee, when purchases of shares of Company Stock shall occur. On the Investment Date, the amount of each participant’s accumulated payroll deductions is applied towards the purchase of the number of whole or fractional shares of Stock, determined by dividing the participant’s total contribution by the per share fair market value on the last trading day of the previous month. The custodian maintains an individual account for each participant.

Participant Contributions - Participants may elect to have 1% to 50% of their compensation (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. A participant may elect to discontinue participation in the Plan or change his or her rate of payroll deductions at any time. An election to discontinue or change the payroll deduction becomes effective within thirty days following the date such election is received by the Company.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

NOTE 1	DESCRIPTION OF PLAN — Continued

Interest is not accrued or paid on participants’ accumulated payroll deductions. However, because payroll deductions are transferred to the custodian and used to acquire Stock every month, the longest the deduction could be held before transfer is approximately thirty days. The Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the Investment Date in accordance with the Plan.

Participant Accounts - Plan participants’ accounts, although provided for by the Plan, are not included in the Plan’s assets. When Stock is distributed to participants’ accounts, the participant may elect to retain or sell the Stock at his or her discretion following, generally, a six-month waiting period. Stock sale transactions are not included in the Plan’s Statements of Changes in Assets.

Participant Termination - Participants who terminate their employment relationship with the Company are not eligible to continue participation in the Plan. All accumulated payroll deductions through the date of such termination of employment are used to purchase Stock at the next Investment Date. After a participant’s termination of employment from the Company, the custodian will automatically send the participant a stock certificate for whole shares and cash equal to the value of fractional shares in the participant’s account unless the participant elects to sell all or part of his shares through AST Equity Plan Solutions within two months of termination.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

NOTE 1	DESCRIPTION OF PLAN — Continued

Plan Termination and Administration - The Compensation Committee of the Company (the Committee) is the Administrator of the Plan and may terminate the Plan at any time. Upon such termination or any other termination of the Plan, all accumulated payroll deductions not yet used to purchase stock will be refunded. The Plan is administered and interpreted by the Committee. The Committee has the authority to interpret the Plan and may also adopt, amend or rescind any rules it considers necessary to carry out the purpose of the Plan.

Upon termination of the Plan, the custodian will distribute all shares to participants in certificate form and cash for any fractional share interests.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Plan’s financial statements have been prepared on the accrual basis of accounting.

Plan Expenses - The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. The Plan participant is responsible for all individual brokerage fees and related expenses associated with the sale of Stock.

Purchases of Stock - Purchases of Stock and transfers to plan participants’ brokerage accounts are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from assets during the reporting period. Actual results could differ from those estimates.

THE ST. JOE COMPANY
1999 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2005 and 2004

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Risks and Uncertainties - The Plan does not hold assets of the individual Plan participants but rather holds as its only asset the accumulated contributions representing payroll deductions due from the Company and the corresponding employer contributions, which are material to the Plan. As such, the Plan is exposed to concentration of credit risk.

The Plan provides for investment in shares of Stock. Shares of Stock are exposed to equity price risk. Due to the level of risk associated with shares of Stock and the level of uncertainty related to changes in the value of shares of Stock, it is at least reasonably possible that changes in the risks in the near term would materially affect the value of the shares of Stock acquired by the participants.

NOTE 3	INCOME TAX STATUS

The Plan fulfills the requirements of an employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 1999 Employee Stock Purchase Plan

	By:	The Compensation Committee of the Board of Directors of The St. Joe Company

	By:	/s/ Michael L. Ainslie

Michael L. Ainslie
Chairman
Date: March 30, 2007

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm.